FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities and Exchange Act of 1934

July 18, 2005
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)
75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F...X....      Form 40-F......

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......         No... X....

                                                                                                          July 18, 2005

OAO Tatneft has made the following announcement:

                                            DISCLOSURE OF MATERIAL FACT
                                 "INFORMATION ON RESOLUTIONS OF THE GENERAL MEETINGS"

                                         1. General information

1.1. Full corporate name of the Issuer:              Open Joint Stock  Company  Tatneft named after V.D.
                                                     Shashin

 1.2. Abbreviated corporate name of the Issuer:      OAO Tatneft named after V.D. Shashin

1.3. Location of the Issuer:                         75   Lenin   Street,   Almetyevsk,    Republic   of
                                                     Tatarstan, Russia 423450

1.4.  Principal  state  registration  number of the  1021601623702
Issuer:

1.5. Taxpayer Identification Number of the Issuer:   1644003838

1.6.  The  Issuer's  unique  code  assigned  by the  00161-A registration authority:

1.7.  Web  page  address  used  by the  Issuer  for  http://www.tatneft.ru
disclosure of information:                           http://www.disclosure.ru

 1.8. Name of periodical(s) used by the Issuer for   Supplement  to the Bulletin of the Federal  Service
 publication of information:                         for Financial Markets", "Petroleum News".

1.9. Code(s) of material fact(s):                    1000161A11072005

                                  2. Subject matter of the disclosure

2.1. Type of the general meeting: annual meeting.

2.2. Form of the general  meeting:  the meeting is conducted by personal  attendance of  shareholders to discuss agenda items and adopt  resolutions on matters put to vote, with prior delivery of ballot papers to the shareholders.

2.3. Date and place of the general meeting:  June 30, 2005, 98 Lenin Street,  Culture Palace  "Neftche",
Almetyevsk, Republic of Tatarstan.

2.4. Quorum of the general meeting: 79.82%

2.5. Issues put to a vote and voting results:
   Agenda Item No. 1 "Approval of the Company's annual report, annual accounting  statements,  including the income statement (profit and loss accounts) for the year 2004".

"FOR" - 1,670,639,004
"AGAINST" - 14,500
"ABSTAINED" - 3,178,860

Agenda Item No. 2 "Approval of profit distribution on the basis of the results of the fiscal year"
"FOR" - 1,673,267,864
"AGAINST" - 47,500
"ABSTAINED" - 56,880

Agenda Item No. 3 "Payment of annual dividends for 2004. Approval of the amount of dividends, as well as form and time of their payment".
"FOR" - 1,672,415,114
"AGAINST" - 17,500
"ABSTAINED" - 32,000

Agenda Item No. 4 "Election of members of the Board of Directors of OAO Tatneft"

                                 "FOR"
1.       Rishat Fazlutdinovich Abubakirov - 1,297,725,407
2.       Valery Pavlovich Vasiliev - 1,463,633,303
3.       David William Waygood - 1,367,332,963
4.       Maria Leonidovna Voskresenskaya - 1,001,863,242
5.       Radik Raufovich Gaizatullin - 1,466,378,357
6.       Sushovan Ghosh - 1,367,149,071
7.       Nail Gabdulbarievich Ibragimov - 2,180,383,138
8.       Vladimir Pavlovich Lavushchenko - 1,391,214,233
9.       Nail Ulfatovich Maganov - 2,408,982,495
10.      Renat Haliullovich Muslimov - 1,389,070,899
11.      Valery Yurievich Sorokin - 1,428,481,195
12.      Shafagat Fahrazovich Takhautdinov - 3,781,630,455
13.      Mirgazian Zakievich Taziev - 1,267,262,304
14.      Rais Salikhovich Khisamov - 1,417,562,493

"AGAINST ALL CANDIDATES" - 7,024,920
"ABSTAINED FROM VOTING ON ALL CANDIDATES" - 1,519,700

Agenda Item No. 5 "Election of members of the Audit Commission of OAO Tatneft"

Name                                  "FOR"               "AGAINST"          "ABSTAINED"

 1. Tamara Mikhailovna Vilkova         1,595,915,445       120,980           541,350
 2. Olga Vladimirovna Ignatovskaya     47,936,900          1,548,044,125     596,750
 3. Venera Gibadullovna Kuzmina        1,548,307,122       47,741,603        529,050
 4. Nikolai Kuzmich Lapin              1,595,911,745       135,080           530,950
 5. Marsel Masgutovich Muradymov       1,594,597,245       1,452,180         528,350
 6. Petr Nikolaevich Paramonov         1,595,946,645       99,380            531,750
 7. Ildar Asylgaraevich Rakhmatullin   1,595,945,770       99,855            532,150
 8. Lilia Rafaelovna Rakhimzyanova     1,594,051,112       1,994,013         532,650
 9. Rustam Ilgizarovich Sharapov       1,578,819,413       16,386,012        1,372,350

 Agenda Item No. 6 "Approval of the
 joint-stock company's external auditor."
 "FOR" - 1 613 821 941
 "AGAINST" - 47,740,448
 "ABSTAINED" - 390,216

 Agenda Item No. 7 "Introduction of amendments
 and additions to the Charter of OAO Tatneft"
 "FOR" - 1,633,146,369
 "AGAINST" - 16,649,860
 "ABSTAINED" - 12,458,503

 Agenda Item No. 8 "Introduction of amendments
 and additions to the Regulation on the Board
 of Directors of OAO Tatneft"
 "FOR" - 1,633,036,269
 "AGAINST" - 16,689,160
 "ABSTAINED" - 12,585,503

 Agenda Item No. 9 "Approval of the Regulation
 on the General Shareholders' Meeting of OAO
 Tatneft"
 "FOR" - 1 633 709 877
 "AGAINST" - 16,514,560
 "ABSTAINED" - 12,090,970

2.5. Wordings of resolutions adopted by the general meeting.

1. To approve the Company's annual report and annual  accounting  statements for the year 2004, including income statements (profit and loss accounts).

2. To approve  distribution of the Company's  profit on the basis of the results of the fiscal year.

3. To pay dividends for 2004, taking into account the dividends  previously paid for the nine-month period:

a) in respect of  preferred  shares of OAO  Tatneft - in an amount  representing
100% of the nominal value of one share;

b) in respect of ordinary shares of OAO Tatneft - in an amount  representing 90%
of the nominal value of one share.

To  establish  the period for payment of dividends - from July 1 to December 31,
2005. Dividends will be paid in cash.

4. To elect the following candidates for the Board of Directors:

 1.       Rishat Fazlutdinovich Abubakirov
 2.       Valery Pavlovich Vasiliev
 3.       David William Waygood
 4.       Maria Leonidovna Voskresenskaya
 5.       Radik Raufovich Gaizatullin
 6.       Sushovan Ghosh
 7.       Nail Gabdulbarievich Ibragimov
 8.       Vladimir Pavlovich Lavushchenko
 9.       Nail Ulfatovich Maganov
 10.      Renat Haliullovich Muslimov
 11.      Valery Yurievich Sorokin
 12.      Shafagat Fahrazovich Takhautdinov
 13.      Mirgazian Zakievich Taziev
 14.      Rais Salikhovich Khisamov

 5. To elect the following candidates for the
 Audit Commission of the Company:
          1. Tamara Mikhailovna Vilkova
          2. Venera Gibadullovna Kuzmina
          3. Nikolai Kuzmich Lapin
          4. Marsel Masgutovich Muradymov
          5. Petr Nikolaevich Paramonov
          6. Ildar Asylgaraevich Rakhmatullin
          7. Lilia Rafaelovna Rakhimzyanova
          8. Rustam Ilgizarovich Sharapov

6. To approve  Ernst & Young LLC as the external  auditor of OAO Tatneft for the period of one year.

7. To introduce amendments and additions to the Charter of OAO Tatneft.

8. To  introduce  amendments  and  additions to the  Regulation  on the Board of
Directors of OAO Tatneft.

9. To  approve  the  Regulation  on the  General  Shareholders'  Meeting  of OAO
Tatneft.

                                 3. Signature

3.1. Deputy General Director and Head of the Property Department
of OAO Tatneft      /s/  V.I. Gorodny     V.I. Gorodny

3.2. Date: July 12, 2005                    [seal]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

               OAO TATNEFT

                                By: /s/ Victor I. Gorodny
                                              Name: Victor I. Gorodny
                                                        Title: Deputy General Director,
                                                                                 Head of Property Department

Date:   July 18, 2005